NAME OF REGISTRANT

Franklin Investors Securities Trust
File No. 811-04986

Exhibit Item No. 77I: Terms of new or amended securities


The following series of the Registrant began offering new Class R6 shares on May 1 2013;


- Franklin Balanced Fund
- Franklin Equity Income Fund
- Franklin Floating Rate Daily Access Fund
- Franklin Limited Maturity U.S. Government Securities Fund
- Franklin Low Duration Total Return Fund
- Franklin Real Return Fund
- Franklin Total Return Fund